SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-24931

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

S1 Corporation 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S1 Corporation
3500 Lenox Road, Suite 200
Atlanta, Georgia 30326

S1 CORPORATION 401(k)
SAVINGS PLAN

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
S1 Corporation 401(k) Savings Plan.

We have audited the accompanying statements of net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the years ended December 31, 2004 and 2003 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 13, 2005
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

MEMBERS OF THE LEADING EDGE ALLIANCE AND KRESTON INTERNATIONAL

S1 CORPORATION 401(k)
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Investments, at fair value
Unrestricted S1 Corporation common stock	$7,025,969	$6,077,404
Restricted S1 Corporation common stock	452,425	1,754,264
Participant loans	482,385	421,727
Bond funds	2,125,269	2,352,223
Stock funds	38,284,666	31,286,240

TOTAL INVESTMENTS	48,370,714	41,891,858

Participant Contributions Receivable	147,000	134,949

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$48,517,714	$42,026,807

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004

Interest and Dividend Income	$642,194

Contributions
Participant	5,080,731
Rollovers from other plans	137,554

TOTAL CONTRIBUTIONS	5,218,285

Net Appreciation in Fair Value of Investments	4,138,634

TOTAL ADDITIONS	9,999,113

Distributions to Participants	4,030,936

Operating Expenses	1,725

TOTAL DEDUCTIONS	4,032,661

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS IN	5,966,452

Transfers in (Note 5)	524,455

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	6,490,907

Net Assets Available for Benefits at Beginning of Year	42,026,807

Net Assets Available for Benefits at End of Year	$48,517,714

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1—DESCRIPTION OF THE PLAN

The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions: Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits. Rollover contributions from other qualified plans are permitted. The Company may make discretionary matching contributions in Company stock. Participants are restricted from transferring employer contributions invested in the Company’s stock until 12 calendar months following the date the contribution was made. No matching contributions were made in 2004.

Rollovers from Other Plans: Transfers of account balances from other qualified retirement plans by newly employed participants are presented as “rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.

Participant Accounts: All contributions made to the selected investment funds are participant directed. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: The Plan’s assets are invested in mutual funds and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan agreement. The Plan allocates earnings to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings allocations to participant accounts occur at various intervals throughout the year and depend on the funds in

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1—DESCRIPTION OF THE PLAN—Continued

which the participant has invested. For a description of the Plan’s investment options, participants should refer to the Plan document and each fund’s most current prospectus.

Vesting: Participants vest immediately in their contributions plus any earnings thereon. Company contributions plus any earnings thereon vest at a rate of 25% per year starting with the first year of participation. Participants become fully vested in Company contributions upon normal retirement age, total and permanent disability, or death.

Distribution of Benefits: Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $5,000 or less may have the value of their vested accounts distributed to them in a lump sum or elect a rollover distribution. If the vested account balance is greater than $5,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.

As of December 31, 2004 deferred vested benefits to separated participants per Schedule SSA of the Form 5500 totaled approximately $2,900,000.

Participant Loans: Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balances during the 12 months preceding the date of participant loan or (b) one-half the value of the participants’ vested interests in their accounts. Interest on the participant loans is 1% over the prime rate on the first

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1—DESCRIPTION OF THE PLAN—Continued

business day of the calendar quarter immediately preceding the date as of which the loan is issued. Participants may have only one loan outstanding at any time.

Forfeitures: Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years with a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. No forfeitures were used to reduce employer contributions in 2004. Forfeitures of $5,000 were used to reduce Plan expenses during 2004.

Administrative Expenses: The Company pays administrative expenses in excess of forfeitures. Administrative expenses paid by the Plan amounted to approximately $1,700 and $7,500 for the years ended December 31, 2004 and 2003, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared using the accrual basis of accounting.

Investments: Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at its market price as quoted on the NASDAQ National Market. Purchases and sales of investments are recorded on a trade-date basis.

Net appreciation in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

Contributions: Participant and employer contributions are generally recorded in the period after the Company makes payroll deductions from the participants’ earnings. Receivables reflect contributions made but not yet received in the Plan trust.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risks and Uncertainties: The Plan’s investments are subject to market risk due to changes in securities prices. In particular, the Plan’s investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company’s common stock price. At December 31, 2004 and 2003, the Plan had a significant investment balance in S1 Corporation common stock. Depending on the Company’s common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.

NOTE 3—INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets:

	2004	2003
Janus Fund	$2,352,000	$2,178,234
T. Rowe Price Value Fund	3,198,577	2,646,891
T. Rowe Price Equity Index 500 Fund	4,994,817	4,256,347
T. Rowe Price Science & Technology Fund	2,998,762	3,007,621
T. Rowe Price Balanced Fund	3,932,538	3,467,944
T. Rowe Price Blue Chip Growth Fund	3,911,924	3,437,544
T. Rowe Price Small-Cap Stock Fund	3,212,348	2,561,772
T. Rowe Price Mid-Cap Growth Fund	4,992,054	3,828,279
T. Rowe Price GNMA Fund	2,125,269	2,352,223
T. Rowe Price Prime Reserve Fund	4,003,314	3,185,940
S1 Corporation Common Stock (restricted and unrestricted)	7,478,394	7,831,668

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 3—INVESTMENTS-Continued

The S1 Corporation common stock balance includes amounts contributed based on participant elections and employer matching contributions. As discussed in Note 1, employer matching contributions are restricted for a period of 12 calendar months from the date of contribution.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,138,634 as follows:

Mutual Funds	$3,150,678
Common Stock	987,956

$4,138,634

NOTE 4—NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for December 31, 2004 and 2003 is as follows:

	2004	2003
Net Assets Restricted S1 Corporation common stock	$452,425	$1,754,264

	2004

Changes in Net Assets
Net depreciation	$(500,709)
Benefits paid to participants and participant forfeitures	(94,844)
Transfers to participant directed investments	(706,286)

	$(1,301,839)

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 5—PLAN MERGER

On August 4, 2004, the Company acquired X-Net Associates, Inc. The assets of X-Net Associates, Inc., 401(k) Profit Sharing Plan and Trust were transferred into the plan on December 15, 2004. The participants in merged plans are given full credit for their service with their previous employers for purposes of both eligibility and vesting in the Plan. The detail of the assets transferred into the plan is as follows:

Salary deferral	$335,902
Company match	54,310
Rollover	132,613
Miscellaneous earnings during transition period	1,630

$524,455

This amount is included in “transfers in” on the Statement of Changes in Net Assets Available for Benefits.

NOTE 6—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 7—TAX STATUS

The IRS has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 8—RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 826,342 and 970,467 shares of S1 Corporation common stock with a market value of $7,478,394 and $7,831,668, respectively. Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred for administrative expenses amounted to approximately $1,700 and $7,500 for the years ended December 31, 2004 and 2003, respectively.

S1 Corporation 401(k)
Savings Plan
Plan No. 01
58-2395199
Schedule H, Line 4i-Schedule of Assets (Held at end of year)

December 31, 2004

	Identity of Issue, Borrower,	Description of			Current
	Lessor, or Similar Party	Investment	Cost		Value
*	T. Rowe Price	Tradelink Investments, 15,581 shares	(a	)	$15,581
		Value Fund, 139,676 shares	(a	)	3,198,577
		International Discovery Fund, 59,811 shares	(a	)	1,951,637
		Prime Reserve Fund, 4,003,314 shares	(a	)	4,003,314
		Equity Index 500 Fund, 153,403 shares	(a	)	4,994,817
		Science and Technology Fund, 157,003 shares	(a	)	2,998,762
		Mid-cap Growth Fund, 100,081 shares	(a	)	4,992,054
		Small-cap Stock Fund, 100,954 shares	(a	)	3,212,348
		Balanced Fund, 199,621 shares	(a	)	3,932,538
		GNMA Fund, 220,007 shares	(a	)	2,125,269
		Blue Chip Growth Fund, 126,518 shares	(a	)	3,911,924
		Retirement 2010 Fund, 9,722 shares	(a	)	136,498
		Retirement 2020 Fund, 51,868 shares	(a	)	772,320
		Retirement 2030 Fund, 44,573 shares	(a	)	690,888
		Retirement 2040 Fund, 17,421 shares	(a	)	271,242
		Retirement Income Fund, 3,287 shares	(a	)	40,296

*	S1 Corporation	S1 Corporation common stock-unrestricted, 776,350 shares	5,821,500		7,025,969
		S1 Corporation common stock-restricted, 49,992 shares	400,709		452,425

	Artisan	Artisan International Fund, 25,911 shares	(a	)	573,661

	Allianz	Allianz OPCAP Renaiss Fund, 8,797 shares	(a	)	236,209

	Janus	Janus Fund, 95,727 shares	(a	)	2,352,000

	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 5% to 11.5%	-		482,385

	TOTAL				$48,370,714

*	Indicates party in interest

(a)	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings
Plan Committee

(Name of Plan)

Date: June 24, 2005	/s/ Matthew Hale.

Matthew Hale Plan Committee Member